

02045268

PE
6/30/02

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

RECEIVED
JUL 0 5 2002
155

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _July 2002_

PROCESSED

JUL 2 3 2002

ThrillTime Entertainment International, Inc.

(Translation of registrant's name into English)

ρ THOMSON
  FINANCIAL

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date _July 2/02_

By:* _Sherrill Cyr_
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

Press Release + Material Change

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

   THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
   Suite 322, 4585 Canada Way
   Burnaby, BC V5G 4L6

   Telephone: (604) 294-8084
   Facsimile: (604) 294-8709

2. **Date Of Material Change**

   June 21, 2002

3. **Press Release**

   Date of Issuance: July 2, 2002
   Place of Issuance: Burnaby, British Columbia

4. **Summary Of Material Change**

   Mr. Charles Moody reported that Mr. Marco Rizzo had resigned as director and president of the Company.

5. **Full Description Of Material Change**

   See (4) above

6. **Reliance on Section 85(2) of the Act**

   Not applicable

7. **Omitted Information**

   No significant facts remain confidential and no information has been omitted in this report.

8.   **Senior Officers**

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name: Ralph Proceviat, CFO
           Charles Moody, CEO

Bus. Tel: (604) 294-8084

9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 2nd day of July, 2002.

Sherrill Cyr, Corporate Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Trading Symbol: "THL:V"
OTC Bulletin Board Symbol: "THLL-F"

NEWS RELEASE

Directors:	Iain Barr	Robert Mudie

July 2, 2002

Mr. Charles Moody reports that due to personal pressures and commitments, Mr. Marco Rizzo has resigned as director and president of the Company.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park "thrill rides" including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT
INTERNATIONAL, INC.

"Charles L. Moody"

Charles L. "Bo" Moody, CEO

Company:
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
#322 - 4585 Canada Way, Burnaby, BC V5G 4L6
Tel: (604) 294-8084 Facsimile: (604) 294-8709 Toll Free: (800) 522-2449
Web site address: http://www.thrilltime.com